Exhibit 99.1

SUPPLEMENT TO THE MANAGEMENT INFORMATION CIRCULAR AND PROXY STATEMENT

for a special meeting of the shareholders of

WESTPORT INNOVATIONS INC.

TO BE HELD ON MARCH 18, 2016

with respect to, among other things, the proposed

PLAN OF MERGER

involving

WESTPORT INNOVATIONS INC.

and

WHITEHORSE MERGER SUB INC.

and

FUEL SYSTEMS SOLUTIONS, INC.

March 7, 2016

These materials are important and require your immediate attention. They require holders of common shares of Westport Innovations Inc. (“Westport”) to make important decisions.

VOTE TODAY

The Board of Directors of Westport unanimously recommends that Westport shareholders vote in favour of all items of business in connection with the Merger as set out in the Circular (as supplemented by this Supplement).

If you are in doubt as to how to make such decisions please contact your financial, legal, tax or other professional advisors. If you have any questions or require more information with respect to voting your common shares of Westport, please contact Westport’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

Neither the Toronto Stock Exchange, the NASDAQ Stock Market, nor any securities regulatory authority has in any way passed upon the merits of the transaction described in this supplement to the information circular.

INTRODUCTION

Westport would like to thank its shareholders for their support to date with respect to the Merger with Fuel Systems. Please find below, information which provides details of amendments to the Merger. The Merger will be a transformative transaction for Westport and all of its shareholders. Westport Shareholders are encouraged to vote their Westport Shares today if they have not already done so.

The Board of Directors of Westport unanimously recommends that Westport shareholders vote in favour of all items of business in connection with the Merger as set out in the Circular (as supplemented by this Supplement).

This supplement (“Supplement”) to the Management Information Circular and Proxy Statement (the “Circular”) of Westport Innovations Inc. (“Westport” or the “Corporation”) dated February 12, 2016 is furnished in connection with the solicitation of proxies by the management of Westport for use at the Meeting and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with the Merger and the issuance of Westport Shares in connection with the Merger, or other matters to be considered at the Meeting, other than those contained in the Circular or this Supplement, and if given or made, any such information or representation must not be relied upon as having been authorized.

This Supplement is being provided to Westport Shareholders to supplement, and in certain instances amend and restate, the Circular and should be read together with the matters set forth in the Circular. Capitalized terms used in this Supplement and not otherwise defined have the meanings ascribed to them in the “Glossary of Terms” section of the Circular. Information contained in this Supplement is given as of March 7, 2016, unless otherwise specifically stated. Unless otherwise indicated, references herein to “$” or “dollars” are to U.S. dollars.

This Supplement does not constitute an offer to sell or a solicitation of an offer to purchase any securities or the solicitation of a proxy by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation of an offer or a proxy solicitation. Neither the delivery of this Supplement nor any distribution of the securities referred to in this Supplement will, under any circumstances, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Supplement.

You should not construe the contents of this Supplement as legal or financial advice and should consult with your own professional advisors as to the relevant legal, financial or other matters in connection herewith, or you can contact Laurel Hill, Westport’s proxy solicitation agent, toll-free at 1-877-452-7184 (416-304-0211 collect), or by email at assistance@laurelhill.com.

INFORMATION ON HOW TO VOTE

Westport Shareholders should refer to “Information for Beneficial Holders” and “Matters to be Considered at the Meeting – General Proxy Matters – Appointment and Revocation of Proxies” and “Matters to be Considered at the Meeting – General Proxy Matters – Proxy Voting” sections of the Circular for information on how to vote their Westport Shares.

Westport Shareholders are encouraged to vote well in advance of the proxy submission deadline on March 16, 2016 at 2:00 p.m. (Pacific Time). If a Westport Shareholder has already returned their form of proxy or Voting Instruction Form and does not wish to change their voting instructions, there is no need to

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

take further action. However, if the Westport Shareholder wishes to revoke such proxy or voting instructions or otherwise change the voting instructions provided therein, the Westport Shareholder may complete the enclosed form of proxy or Voting Instruction Form. A later dated form of proxy or Voting Instruction Form will revoke the previously submitted vote.

If you have any questions or require assistance completing your form of proxy or Voting Instruction Form or revoking any previously provided proxy or voting instructions, you may also contact Westport’s proxy solicitation agent, Laurel Hill, toll-free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com.

The Board of Directors of Westport unanimously recommends that Westport shareholders vote in favour of all items of business in connection with the Merger as set out in the Circular (as supplemented by this Supplement).

THE MERGER

Amendments to the terms of the Merger

On March 6, 2016, Westport, Merger Sub and Fuel Systems entered into Amendment No. 1 to the Agreement and Plan of Merger (the “Merger Agreement Amendment”) amending certain of the terms of the Merger Agreement (the “Amendments”). In connection with the execution of the Merger Agreement Amendment, Westport also entered into an amending agreement (the “Investment Agreement Amendment”) to the previously disclosed Investment Agreement dated January 11, 2016, among Westport and affiliates of Cartesian Capital Group (“Cartesian”). The following summary of certain of the Amendments is qualified in its entirety by reference to the full version of the Merger Agreement Amendment, which is attached as Appendix B to this Supplement and is available on SEDAR at www.sedar.com. Readers are urged to carefully read the full text of the Merger Agreement and the Merger Agreement Amendment, as well as the full text of the Circular and this Supplement.

Certain of the Amendments include:

Collar-based exchange ratio: In light of current market volatility, the Exchange Ratio contained in the Merger Agreement has been amended to include a collar mechanism in order to provide Fuel Systems Stockholders with greater certainty regarding the consideration they will receive upon closing of the Merger. The Exchange Ratio has been amended as follows: (i) in the event that Westport’s volume weighted average price of its common shares on NASDAQ for the 10 consecutive trading days ending on and including the trading day five business days prior to the anticipated closing date (the “Westport Closing VWAP”) is equal to or less than $1.64, Fuel Systems Stockholders will receive 3.0793 Westport Shares for each share of Fuel Systems Stock; (ii) in the event that the Westport Closing VWAP is greater than $1.64 and less than $2.37, then Fuel Systems Stockholders will receive a number of Westport Shares equal to the quotient by dividing $5.05 by the Westport Closing VWAP, rounded to four decimal places, for each share of Fuel Systems Stock; or (iii) in the event that the Westport Closing VWAP is equal to or greater than $2.37 then Fuel Systems Stockholders will receive 2.129 Westport Shares for each share of Fuel Systems Stock.

Board Composition: Pursuant to the terms of the Merger Agreement, the combined company’s Board of Directors will consist of nine directors, down from ten directors currently. On closing of the Merger four current directors of Westport will resign (the “Resigning Westport Directors”) and three individuals selected by Fuel Systems (the “Fuel Systems Nominees”) will be appointed to the combined company’s Board of Directors. Provided that, in the event that one or more of the Fuel Systems Nominees fails to accept such appointment to the Westport Board, then an equal number of Resigning Westport Directors shall remain on the Westport Board until such time as one or more replacement Fuel Systems nominees, as the case may be, is appointed to the Westport

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Board. Pursuant to the Merger Agreement Amendment, the Fuel Systems Nominees will designate one additional new director following closing of the Merger. The new director will be a Canadian citizen and an independent director for purposes of applicable securities laws and whose nomination for the Westport Board shall be subject to the approval of the Nominating and Corporate Governance Committee of Westport, which shall not unreasonably be withheld. The new director nominated by the Fuel Systems Nominees shall be added to the Westport Board in place of an existing director, who will resign. From and after closing of the Merger, Westport has agreed to nominate the Fuel Systems Nominees for election to the Westport Board at the 2016, 2017 and 2018 annual meetings of Westport Shareholders.

Cartesian Financing Agreement: Pursuant to the terms of the Merger Agreement Amendment and the Investment Agreement Amendment, the second tranche of financing to be provided by an affiliate of Cartesian, the purchase of a $17.5 million convertible note, will now close simultaneously with the closing of the Merger. Reflective of the potentially new percentage of shares outstanding following the Merger, the convertible note valuation price will be equal to such amount as would provide the same percentage of fully diluted ownership in Westport Shares as Cartesian would have been entitled to prior to the amendment of the Merger Agreement, which utilized a 2.129 conversion ratio and $2.31 previous valuation price. Under the Investment Agreement Amendment, Cartesian must maintain at least 80% of its Westport Shares represented under the convertible note as a minimum threshold to maintain certain rights and provisions. In addition, the Investment Agreement Amendment modified, among other things, certain covenants relating to the amount of indebtedness that Westport may incur and the permitted sale of certain assets following the Merger to provide additional flexibility to Westport.

In addition to the amendments referred to above, the Merger Agreement Amendment contains additional amendments that were necessary to give effect to such amendments, or that were of a less material nature. Please refer to the full version of the Merger Agreement Amendment attached to this Supplement as Appendix B.

MATTERS TO BE CONSIDERED AT THE MEETING

The sections of the Circular titled, “Matters to be Considered at the Meeting – Merger Resolution”, “Matters to be Considered at the Meeting – Omnibus Plan Increase Resolution” and “Matters to be Considered at the Meeting – Name Change Resolution”, as well as Appendix A to the Circular, are amended and restated in their entirety as follows:

“MATTERS TO BE CONSIDERED AT THE MEETING

Merger Resolution

The Merger

The Merger, if completed, will result in the acquisition of all of the issued and outstanding Fuel Systems Stock by Westport. The Merger is expected to result in an aggregate of approximately 38,522,218 Westport Shares being issued, or made issuable, pursuant to the Merger (in no event will more than 57,000,000 Westport Shares be issued, or made issuable, pursuant to the Merger (such amount includes up to 1,200,000 Westport Shares that may be issued in connection with the vesting or exercise of Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock that will be assumed by Westport in connection with the Merger, and assumes an Exchange Ratio of 3.0793 Westport Shares for each share of Fuel Systems Stock)).

Fairness Opinion

On March 6, 2016, Rothschild delivered an updated Fairness Opinion with respect to the Merger, as amended by the Merger Agreement Amendment. The updated Fairness Opinion provided that, as of the date of the Fairness Opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Rothschild, the Exchange Ratio pursuant to the Merger Agreement, as amended by the Merger Agreement Amendment, was fair, from a financial point of view, to Westport.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Merger Resolution

The TSX requires shareholder approval in circumstances where a transaction will result in the issuance of 25% or more of the issuer’s outstanding securities on a non-diluted basis in connection with an acquisition. The Merger is expected to result in the issuance of up to approximately 38,522,218 Westport Shares, being equal to approximately 59.8% of the current issued and outstanding Westport Shares and approximately 37.4% of the Westport Shares that will be issued and outstanding following completion of the Merger on a non-diluted basis. However, in no event shall the number of Westport Shares issued in connection with the Merger exceed approximately 88.5% of the 64,409,637 currently issued and outstanding Westport Shares (assuming 57,000,000 Westport Shares are issued, or made issuable, in connection with the closing of the Merger (such amount includes up to 1,200,000 Westport Shares that may be issued in connection with the vesting or exercise of Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock that will be assumed by Westport in connection with the Merger, and assumes an Exchange Ratio of 3.0793 Westport Shares for each share of Fuel Systems Stock)).

Accordingly, at the Meeting, Westport Shareholders will be asked to approve the Merger Resolution in the form set forth in Appendix A to this Supplement.

The Merger Resolution must be approved by a simple majority of the votes cast by the Westport Shareholders present in person or represented by proxy at the Meeting. Unless otherwise directed, the persons named in the form of proxy for the Meeting intend to vote in favour of the Merger Resolution, as set out in Appendix A to this Supplement.

It is a condition of the Merger that the Merger Resolution be approved by the Westport Shareholders.

THE WESTPORT BOARD UNANIMOUSLY RECOMMENDS THAT WESTPORT SHAREHOLDERS VOTE IN FAVOUR OF THE MERGER RESOLUTION.

Omnibus Plan Increase Resolution

At the Meeting, Westport Shareholders will be asked to pass an ordinary resolution to approve: (i) the terms of the options to purchase common shares of Westport to be granted to holders of all outstanding in-the-money Fuel Systems Options, in connection with the assumption by Westport of the Fuel Systems Options and in accordance with the terms of the Merger Agreement, as amended; (ii) the terms of the restricted stock units of Westport to be granted to holders of all outstanding Fuel Systems RSUs, in connection with the assumption by Westport of the Fuel Systems RSUs and in accordance with the terms of the Merger Agreement, as amended; (iii) the terms of the restricted shares of Westport to be issued to holders of all outstanding shares of Fuel Systems Restricted Stock, in connection with the assumption by Westport of the Fuel Systems Restricted Stock and in accordance with the terms of the Merger Agreement, as amended; and (iv) an increase in the number of Westport Shares reserved for issuance pursuant to awards available for grant under the Omnibus Plan by such number as is required in connection with the assumption of the Fuel Systems Options, Fuel Systems RSUs and Fuel Systems Restricted Stock pursuant to the Merger Agreement, as amended (the “Omnibus Plan Increase Resolution”).

The Westport Board has approved the proposed amendment to the Omnibus Plan, subject to receipt of applicable regulatory and shareholder approvals.

The Omnibus Plan Increase Resolution must be approved by a simple majority of the votes cast by the Westport Shareholders present in person or represented by proxy at the Meeting. Unless otherwise directed, the persons named in the form of proxy for the Meeting intend to vote in favour of the Omnibus Plan Increase Resolution.

For a description of the terms of the Omnibus Plan see “Equity Compensation Plan Information – Description of Omnibus Plan”.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

At the Meeting, Westport Shareholders will be asked to consider and, if thought fit, approve the following resolution:

“BE IT RESOLVED as an ordinary resolution that:

1.

the terms of the Westport Options to be granted to holders of all outstanding in-the-money Fuel Systems Options, in connection with the assumption of such Fuel Systems Options, will be such that the Fuel Systems Options will continue to have, and be subject to, the same terms and conditions as immediately prior to the effective time of the Merger, except that such Fuel Systems Options will be options exercisable for Westport Shares, as adjusted by the Exchange Ratio and in the manner set out in the Merger Agreement, as amended, is hereby authorized and approved;

2.

the terms of the RSUs to be granted to holders of all outstanding Fuel Systems RSUs, in connection with the assumption of such Fuel Systems RSUs, will be such that the Fuel Systems RSUs will continue to have, and be subject to, the same terms and conditions as immediately prior to the effective time of the Merger, except that such Fuel Systems RSUs will be restricted share units convertible into Westport Shares, as adjusted by the Exchange Ratio and in the manner set out in the Merger Agreement, as amended, is hereby authorized and approved;

3.

the terms of the restricted shares of Westport to be issued to holders of all outstanding shares of Fuel Systems Restricted Stock, will be such that the Fuel Systems Restricted Stock will continue to have, and be subject to, the same terms and conditions (including applicable restrictions and vesting terms) as immediately prior to the effective time of the Merger, except that each such share of Fuel Systems Restricted Stock will be converted into a number of restricted shares of Westport equal to the number of outstanding Fuel Systems Restricted Stock, as adjusted by the Exchange Ratio and in the manner set out in the Merger Agreement, as amended, is hereby authorized and approved;

4.

the Omnibus Plan shall be amended to increase the maximum aggregate number of Westport Shares that may be subject to issuance in connection with awards granted under the Omnibus Plan by such amount as is required to permit the assumption of the Fuel Systems Options, the Fuel Systems RSUs and the Fuel Systems Restricted Stock as required by the Merger Agreement, with such number being estimated at 1,152,705 Westport Shares, but in no event will such number be greater than 1,200,000 Westport Shares;

5.

notwithstanding that the above resolutions have been passed by the Westport Shareholders, the Westport Board may, in its sole discretion, revoke these resolutions, in whole or in part, without any further approval of the Westport Shareholders; and

6.

any director or officer of Westport is hereby authorized, for and on behalf of Westport, to do all acts and things and to execute under the seal of Westport or otherwise and to deliver or file all such documents, instruments and writings as may be necessary or desirable in connection with giving effect to the foregoing resolutions, including, without limitation, the execution, signing or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination.”

It is a condition of the Merger that Westport assume each outstanding in-the-money Fuel Systems Option, each outstanding Fuel Systems RSU and each share of Fuel Systems Restricted Stock. The assumption of such Fuel Systems awards is proposed to be effected by having Westport Shareholders approve the Omnibus Plan Increase Resolution. If Westport Shareholders do not approve the Omnibus Plan Increase Resolution the Fuel Systems awards will be assumed outside of the Omnibus Plan through the assumption by Westport of the Fuel Systems incentive plans under which each award being assumed was granted.

THE WESTPORT BOARD UNANIMOUSLY RECOMMENDS THAT WESTPORT SHAREHOLDERS VOTE IN FAVOUR OF THE OMNIBUS PLAN INCREASE RESOLUTION.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

Name Change Resolution

Subject to the approval of the Merger Resolution and completion of the Merger, Westport is proposing to effect a name change of its corporate name from “Westport Innovations Inc.” to “Westport Fuel Systems Inc.” (the “Name Change”) and, accordingly, the Westport Shareholders are being asked at the Meeting for approval of a special resolution to amend Westport’s articles of incorporation to give effect to the Name Change (the “Name Change Resolution”).

Notwithstanding approval of the Name Change by Westport Shareholders, the Westport Board, in its discretion, may determine not to act upon the Name Change Resolution and not file articles of amendment giving effect to the Name Change, without further approval of Westport Shareholders. The Name Change will be conditional upon receipt of all necessary regulatory approvals, including the acceptance of the TSX.

Set forth below is the special resolution to be submitted to the Westport Shareholders in relation to the Name Change, which must be passed by at least 66 2/3% of the votes cast by the shareholders who vote in respect of the resolutions. Unless otherwise directed, the persons named in the form of proxy for the Meeting intend to vote in favour of the Name Change Resolution.

“BE IT RESOLVED as a special resolution that:

1.	the articles of Westport be amended pursuant to Section 173(1)(a) of the Business Corporations Act (Alberta) to change the name of Westport Innovations Inc. to Westport Fuel Systems Inc.;

2.

notwithstanding the passing of this special resolution by the Westport Shareholders, the Westport Board may, in its sole discretion, determine not to act upon this special resolution and not file articles of amendment giving effect to the Name Change, without any further approval of the Westport Shareholders; and

3.

any director or officer of Westport is hereby authorized, for and on behalf of Westport, to do all acts and things and to execute under the seal of Westport or otherwise and to deliver or file all such documents, instruments and writings as may be necessary or desirable in connection with the giving effect to the Name Change including, without limitation, the execution, signing or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination.”

THE WESTPORT BOARD UNANIMOUSLY RECOMMENDS THAT WESTPORT SHAREHOLDERS VOTE IN FAVOUR OF THE NAME CHANGE RESOLUTION.”

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES TODAY.

APPENDIX A

MERGER RESOLUTION

BE IT RESOLVED as an ordinary resolution that:

1.

the issuance of such number of common shares (“Westport Shares”) of Westport Innovations Inc. (“Westport”) to holders (“Fuel Systems Stockholders”) of Fuel Systems Solutions, Inc. (“Fuel Systems”) common stock, as is required pursuant to the Agreement and Plan of Merger dated as of September 1, 2015 by and among Westport, Whitehorse Merger Sub Inc. and Fuel Systems as the same may be amended from time to time (the “Merger Agreement”), to complete the exchange by Fuel Systems Stockholders of each share of the outstanding common stock of Fuel Systems for such number of Westport Shares as is determined in accordance with the Exchange Ratio set out in the Merger Agreement (the “Merger”), with such number being estimated at 38,522,218 Westport Shares, but in no event will such number be greater than 57,000,000 Westport Shares (such amount includes up to 1,200,000 Westport Shares that may be issued in connection with the vesting or exercise of Fuel Systems options, Fuel Systems restricted stock units and Fuel Systems restricted stock that will be assumed by Westport in connection with the Merger, and assumes an Exchange Ratio of 3.0793 Westport Shares for each share of common stock of Fuel Systems), is hereby authorized and approved;

2.

notwithstanding that the above resolutions have been passed by the holders of Westport Shares (“Westport Shareholders”), the board of directors of Westport may, in its sole discretion, revoke these resolutions, in whole or in part, without any further approval of the Westport Shareholders; and

3.

any director or officer of Westport is hereby authorized, for and on behalf of Westport, to do all acts and things and to execute under the seal of Westport or otherwise and to deliver or file all such documents, instruments and writings as may be necessary or desirable in connection with giving effect to the foregoing resolutions, including, without limitation, the execution, signing or filing of any such document or the doing of any such act or thing being conclusive evidence of such determination.

A – 1

APPENDIX B

MERGER AGREEMENT AMENDMENT

B – 1

Execution Version

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER, dated as of March 6, 2016 (this “Amendment”), is made by and among Westport Innovations Inc., an Alberta, Canada corporation (“Parent”), Whitehorse Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and Fuel Systems Solutions, Inc., a Delaware corporation (the “Company” and, collectively with Parent and Merger Sub, the “Parties” and each a “Party”).

WHEREAS, on September 1, 2015, Parent, Merger Sub and the Company entered into that certain Agreement and Plan of Merger (the “Agreement”); and

WHEREAS, Parent, Merger Sub and the Company desire to amend certain terms of the Agreement pursuant to Section 8.4 of the Agreement in accordance with the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

1.         Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Agreement.

2.         Section 1.1(a) of the Agreement is hereby amended by adding the following definitions in alphabetical order in such Section 1.1(a):

“Convertible Note” shall have the meaning set forth in the Investment Agreement.

“Investment Agreement” shall mean that certain Investment Agreement, dated as of January 11, 2016, as amended by that certain Amending Agreement, effective as of March 6, 2016, by and between Parent and Pangaea Two Management, L.P.

“Westport Closing VWAP” shall mean the volume weighted average price of Parent Common Shares on NASDAQ for the ten (10) consecutive trading days ending on and including the trading day five (5) Business Days prior to the anticipated Closing Date, as reported by Bloomberg.

3.         Section 3.1(b) of the Agreement is hereby amended and restated in its entirety as follows:

“(b) Conversion of Company Securities. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 3.2) shall automatically be converted into the right to receive a number of common shares of Parent (the “Parent Common Shares”) as follows (subject to adjustment as provided in Section 3.2) (the “Merger Consideration”) :

(i) in the event that the Westport Closing VWAP is equal to or less than $1.64, 3.0793 Parent Common Shares;

(ii) in the event that the Westport Closing VWAP is greater than $1.64 and less than $2.37, a number of Parent Common Shares equal to the quotient obtained by dividing $5.05 by the Westport Closing VWAP, rounded to four decimal places;

(iii) in the event that the Westport Closing VWAP is equal to or greater than $2.37, 2.129 Parent Common Shares (such number of Parent Common Shares per share of Company Common Stock determined pursuant to clause (i), (ii) or (iii), as the case may be, the “Exchange Ratio”);

All shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time represented shares of Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive the Merger Consideration, in accordance with Section 3.3, including the right, if any, to receive, pursuant to Section 3.8, cash in lieu of fractional shares of Parent Common Shares into which such shares of Company Common Stock have been converted pursuant to this Section 3.1(b), together with the amounts, if any, payable pursuant to Section 3.3(d).”

4.

Schedule 3.2 of the Agreement is hereby amended by adding the following as the penultimate sentence of the first paragraph thereof: “For the avoidance of doubt, the number of Note Shares (as defined in the Investment Agreement) issuable upon conversion of the Convertible Note shall be taken into account for purposes of determining whether the 16,000,000 figure in this Schedule 3.2 has been exceeded.”

5.	Section 5.20 of the Agreement is hereby amended and restated in its entirety as follows:

Section 5.20 Vote Required. The affirmative vote of (A) the majority of the total votes cast to approve (i) the issuance of the Merger Consideration and (ii) if required by the TSX to meet the Parent’s obligations under Section 3.4, the assumption by Parent of Company Restricted Stock Units and Company Restricted Stock pursuant to Section 3.4 ((i) and, if applicable, (ii) together, the “Parent Shareholder Approval”); and (B) the holders of 66 2/3% of the total votes cast to approve the change of the name of Parent to “Westport Fuel Systems Inc.” (the “Parent Name Change Approval”) are the only votes of the holders of any class or series of shares of Parent required to consummate the transactions contemplated by this Agreement.”

6.	Section 6.17 of the Agreement is hereby amended and restated in its entirety as follows:

“Section 6.17 Post-Closing Directors and Officers.

(a)        Parent shall take all necessary actions to cause, concurrent with the Closing (i) the name of Parent to be changed to “Westport Fuel Systems Inc.”, (ii) four members of the Parent Board (other than Peter Yu) to be determined in Parent’s sole discretion prior to Closing to resign from the Parent Board effective upon the Closing (the “Resigning Parent Directors”), (iii) the appointment, effective upon the Closing, of the three individuals set forth on Exhibit C attached hereto (or such replacement person appointed pursuant to Section 6.17(c), the “Continuing Company Directors”) to fill three of the vacancies on the Parent Board resulting from such resignations; provided, in the event that one or more of the Continuing Company Directors fails to accept such appointment to the Parent Board, then an equal number of Resigning Parent Directors (the identities of which shall be determined in the Parent Board’s sole discretion) shall remain on the Parent Board until such time as one or more replacement Company Continuing Directors, as the case may be, is appointed pursuant to Section 6.17(c), (iv) each committee of the Parent Board to include such number of Company Designated Directors (as defined below) as determined by Parent after taking into account each such Company Designated Director’s relevant experience and expertise, and (v) to effect the agreements and provisions set forth on Schedule 6.17 hereto.

(b)        As promptly as practicable following the date hereof, and in any event within seventy-five days of the date hereof, the Continuing Company Directors shall designate one individual who is a citizen of Canada and who is an “Independent Director” as determined in accordance with NASDAQ Listing Rule 5605 and Section 1.4 of National Instrument 52-110 of the Canadian Securities Administrators (the “Independent Director Designee” and together with the Continuing Company Directors, the “Company Designated Directors”), whose nomination for the Parent Board shall be subject to the approval of the Nominating and Corporate Governance Committee of Parent, such approval not to be unreasonably withheld, conditioned or delayed. As promptly as practicable following such approval and the Closing, Parent shall take all necessary actions to cause one member of the Parent Board (other than Peter Yu and the Continuing Company Directors) to be determined in Parent’s sole discretion to resign from the Parent Board and to cause the appointment of the Independent Director Designee. Prior to the appointment of the Independent Director Designee, all actions of the Parent Board shall require the affirmative vote of a majority of the Parent Board, including at least one Continuing Company Director. For the avoidance of doubt, all actions taken or omitted to be taken by the Continuing Company Directors shall be in accordance with such Continuing Company Directors’ fiduciary and statutory duties and responsibilities defined by law, the Charter of the Board of Directors of Parent (the “Parent Board Charter”) and the Parent Position Descriptions applicable to Individual Directors.

(c)        From and after the Closing until the 2019 annual meeting of shareholders of Parent, the Parent Board shall take all necessary actions to (A) fix the size of the Parent Board at nine and (B) nominate, and to cause the Nominating and Corporate Governance Committee of Parent to recommend that the Parent Board nominate, the Company Designated Directors for election to the Parent Board at the 2016 annual meeting of shareholders of Parent, the 2017 annual meeting of shareholders of Parent and the 2018 annual meeting of shareholders of Parent; provided, that no Company Designated Director shall be subject to re-nomination at the 2017 annual meeting of shareholders of Parent and the 2018 annual meeting of shareholders of Parent in accordance with this Section 6.17(c) in the event such Company Designated Director fails (i) to comply in all material respects with the governance guidelines and policies of Parent applicable to Parent directors during the fiscal year immediately preceding such Company Designated Director’s re-nomination (for that portion of the fiscal year for which such Company Designated Director was a director of Parent) or (ii) to attend in person or by phone at least seventy-five percent (75%) of the duly called meetings of the Parent Board for the Parent fiscal year immediately preceding such re-nomination (not taking into account any meetings called during any period in which such Company Designated Director was not a director of Parent). Until the 2017 annual meeting of shareholders of Parent, in the event of the death, resignation or removal for cause of a Company Designated Director, or if a Company Continuing Director set forth on Exhibit C hereto fails to serve as a Company Continuing Director, the remaining Company Continuing Directors, in consultation with the Parent Board, shall appoint a replacement Company Designated Director to fill the vacancy created by such death, resignation, removal or failure to serve, subject to the approval of the Nominating and Governance Committee of Parent, such approval not to be unreasonably withheld, conditioned or delayed. The Company Designated Directors and the Board Observer shall be third party beneficiaries of this Section 6.17. Parent shall pay all reasonable expenses, including attorney’s fees, that may be incurred by any Company Designated Director or the Board Observer in seeking the enforcement of the rights and obligations provided for in this Section 6.17.

(d)        From and after the Closing, the Parent Board shall take all necessary actions to appoint the individuals listed on Schedule 6.17 to their respective positions listed thereon and shall otherwise comply with the provisions of Schedule 6.17. Such individuals shall be third party beneficiaries of this Section 6.17. Parent shall pay all reasonable expenses, including attorney’s fees, that may be incurred by any such individual in seeking the enforcement of the rights and obligations provided for in this Section 6.17.”

7.         Section 7.3 of the Agreement is hereby amended by adding the following new clause (e) thereto:

“(e) Issuance of Convertible Note. The Convertible Note Closing (as defined in the Investment Agreement) shall have occurred concurrently with the Closing.”

8.         Section 8.1(b)(i) of the Agreement is hereby amended by replacing the reference to “April 30, 2016” with “June 30, 2016”.

9.         Sections 6.2(a) and (b) of the Parent Disclosure Letter each is hereby amended to remove item 3 therefrom and to add the items set forth on Schedule I hereto in numerical order thereon. Section 5.9 of the Parent Disclosure Letter is hereby amended and restated in its entirety to add the item set forth on Schedule I hereto. Section 5.2 of the Parent Disclosure Letter is hereby amended and restated in its entirety to add the following: “The issuance of the Convertible Note on the Closing Date.”

10.       Section 8.3(a) of the Agreement is hereby amended and restated in its entirety as follows:

“In the event this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), by Parent pursuant to Section 8.1(d)(ii) or by Parent or the Company pursuant to Section 8.1(b)(iii), then the Company shall pay, or cause to be paid, to Parent the Termination Fee, by wire transfer of same day funds to an account designated by Parent, within two (2) Business Days of such termination.”

11.       Section 8.3(b) of the Agreement is hereby amended and restated in its entirety as follows:

“In the event this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii), then Parent shall pay, or cause to be paid, to the Company the Termination Fee, by wire transfer of same day funds to an account designated by the Company within two (2) Business Days of such termination.”

12.       Section 8.3(c) of the Agreement is hereby amended and restated in its entirety as follows:

“In the event that (A) this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii) or (B) prior to the Company Stockholder Meeting, a Company Acquisition Proposal is publicly proposed or publicly disclosed and this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iii), by Parent pursuant to Section 8.1(d)(ii)(A) or by Parent pursuant to Section 8.1(d)(i) as a result of a willful breach by the Company, then, following such termination, the Company shall pay to Parent the reasonable and documented Expenses of Parent within two (2) Business Days after receipt of documentation supporting such Expenses of Parent, in each case, in addition to any amounts that may be payable pursuant to Section 8.3(a). If, concurrently, or within twelve (12) months after any such termination described in the immediately preceding sentence, the Company enters into a definitive agreement with respect to, or otherwise consummates, any Company Acquisition Proposal (substituting fifty percent (50%) for the twenty percent (20%) threshold set forth in the definition of “Company Acquisition Proposal” for all purposes under this Section 8.3(c)), then the Company shall pay to Parent the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following the consummation of such Company Acquisition Proposal, unless the Termination Fee has already been paid to Parent pursuant to Section 8.3(a).

Parent’s right to receive the one-time payment of the Termination Fee (if and when due) and the Expenses of Parent from the Company as provided in Section 8.3(a) and this Section 8.3(c), as applicable, shall be the sole and exclusive remedy available to Parent against the Company with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii), by Parent or the Company pursuant to Section 8.1(b)(iii) or by Parent pursuant to Section 8.1(d)(i) as a result of a willful breach by the Company or Section 8.1(d)(ii).”

13.       Section 8.3(d) of the Agreement is hereby amended and restated in its entirety as follows:

“In the event that (A) this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii) or (B) prior to Parent Shareholder Meeting, (i) a Parent Acquisition Proposal is publicly proposed or publicly disclosed, (ii) the Third Party making such Parent Acquisition Proposal has publicly indicated to the Parent shareholders to the effect that they should not vote in favor of any of the matters required by the Parent Shareholder Approval, and (iii) this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b)(iv) or by the Company pursuant to Section 8.1(c)(i) as a result of a willful breach by Parent, then, following such termination, Parent shall pay to the Company the reasonable and documented Expenses of the Company within two (2) Business Days after receipt of documentation supporting such Expenses of the Company, in each case, in addition to any amounts that may be payable pursuant to Section 8.3(b). If, concurrently, or within twelve (12) months after any such termination described in the immediately preceding sentence, the Parent enters into a definitive agreement with respect to, or otherwise consummates, any Parent Acquisition Proposal, then Parent shall pay to the Company the Termination Fee as promptly as possible (but in any event within two (2) Business Days) following the consummation of such Parent Acquisition Proposal, unless the Termination Fee has already been paid to the Company pursuant to Section 8.3(b).”

The Company’s right to receive the one-time payment of the Termination Fee (if and when due) and the Expenses of the Company from Parent as provided in Section 8.3(b) and this Section 8.3(d), as applicable, shall be the sole and exclusive remedy available to the Company against Parent with respect to this Agreement and the transactions contemplated hereby in the event that this Agreement is terminated by the Company pursuant to Section 8.1(c)(iii), by the Company or Parent pursuant to Section 8.1(b)(iv) or by the Company pursuant to Section 8.1(c)(i) as a result of a willful breach by Parent.

14.       Section 8.3(e)(ii) of the Agreement is hereby amended and restated in its entirety as follows: “(ii) under no circumstances shall the Company be required to pay the Termination Fee or Expenses on more than one occasion.”

15.       Exhibit C of the Agreement is hereby amended and restated in its entirety as follows:

“List of Appointed Directors of Parent

1.	Mariano Costamagna

2.	Troy A. Clarke

3.	Colin S. Johnston”

16.       Exhibit D of the Agreement is hereby amended as set forth on Schedule II hereto.

17.       Within two (2) Business Days after the date of this Amendment, the Company shall publicly announce that the Company Board (i) has rejected the Third Party Proposal (as defined in the Company’s definitive Proxy Statement dated February 16, 2016) and (ii) has made the Company Recommendation (as defined below).

18.       The following representations shall update and supersede the representations and warranties set forth in the last sentence of Section 4.4(a) of the Agreement.

“The Company Board at a duly held meeting has (i) duly and validly authorized the execution and delivery of this Amendment and declared advisable the consummation of the Merger and the other transactions contemplated by the Agreement (as amended by this Amendment), (ii) determined that the Merger and the transactions contemplated by the Agreement (as amended by this Amendment) are fair and in the best interest of the Company and its stockholders, (iii) directed that the Merger be submitted for consideration at the Company Stockholder Meeting, and (iv) resolved to recommend that the stockholders of the Company vote in favor of the Agreement (as amended by this Amendment) and the approval of the Merger and the other transactions contemplated by the Agreement (as amended by this Amendment) (the “Company Recommendation”) and to include such recommendation in the Proxy Statement, subject to Section 6.5 of the Agreement.”

19.       The following representations shall update and supersede the representations and warranties set forth in the last sentence of Section 5.4(a) of the Agreement.

“The Parent Board at a duly held meeting has (i) duly and validly authorized the execution and delivery of this Amendment and declared advisable the consummation of the Merger and the other transactions contemplated by the Agreement (as amended by this Amendment), (ii) determined that the Merger and the transactions contemplated by the Agreement (as amended by this Amendment) are fair to and in the best interest of Parent and its shareholders, (iii) directed that the issuance of the Parent Common Shares as payment of the Merger Consideration be submitted for consideration at the Parent Shareholder Meeting, and (iv) resolved to recommend that the shareholders of Parent vote in favor of the payment of the Merger Consideration pursuant to the Agreement (as amended by this Amendment) and the other transactions contemplated by the Agreement (as amended by this Amendment) (the “Parent Recommendation”) and to include such recommendation in the Circular.”

20.       (a)        Each Party, each on its and on behalf of its controlling persons, associates, Affiliates and Subsidiaries and each and all of its respective past or present, direct or indirect, officers, directors, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, entities providing fairness opinions, advisors or agents, insurers, legal representatives, predecessors, successors or assigns (collectively, the “Releasing Persons”), shall and shall be deemed to have completely, fully, finally and forever compromised, settled, released, discharged, extinguished, relinquished, and dismissed with prejudice any claims, demands, rights, actions, causes of action, potential actions, liabilities, damages, diminutions in value, debts, losses, obligations, judgments, interest, penalties, fines, sanctions, fees, duties, suits, costs, expenses, matters, controversies, and issues known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, liquidated or unliquidated, matured or unmatured, accrued or unaccrued, apparent or unapparent, including known claims and Unknown Claims (defined below), whether individual, direct, class, derivative, representative, legal, equitable or of any other type or asserted in any other capacity, that have been or could have been, asserted in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal, state, foreign, statutory or common law, including the federal or state securities, antitrust, and disclosure laws or any claims that could be asserted derivatively), by or on behalf of such Party or any of its Releasing Persons, against any of the other Parties or any of their respective controlling persons, associates, Affiliates or Subsidiaries and each and all of their respective past or present, direct or indirect, officers, directors, stockholders, shareholders, principals, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, entities providing fairness opinions, advisors or agents, insurers, heirs, executors, trustees, general or limited partners or partnerships, investment funds, limited liability companies, members, joint ventures, personal or legal representatives, estates, administrators, predecessors, successors or assigns (the “Released Persons”), which the Releasing Persons ever had, now have, or may have in the future by reason of, arising out of, relating to, or in connection with any breach or alleged breach of the Agreement by or on behalf of any of the Released Persons by reason of, arising out of, relating to, or in connection with any acts, events, facts, circumstances, matters, transactions, occurrences or non-occurrences, statements or representations, or any other matter whatsoever set forth in or otherwise related, directly or indirectly, to the Agreement, this Amendment or the Merger, any term, condition or circumstance of the Merger or the events that preceded this Amendment, or disclosures made in connection with the Agreement, this Amendment or the Merger, prior to the date of this Amendment (including any alleged misstatements or omissions or the adequacy and completeness of such disclosures) (the “Settled Claims”); provided, however, that the Settled Claims shall not include (i) any claims to enforce this Amendment and any rights, obligations, privileges or claims that such Party may have under the Agreement, as amended by this Amendment, arising after the date of this Amendment, or (ii) solely in the event that the person that made the Third Party Proposal (as defined in the Company’s definitive Proxy Statement dated February 16, 2016) submits a new proposal offering higher consideration (the “New Proposal”), any claims with respect to the New Proposal.

(b)       Each of the Parties, each on its own behalf and on behalf of its Releasing Persons, acknowledges that it may discover facts in addition to or different from those now known or believed to be true by it with respect to the Settled Claims, but that it is the intention of such Party on its own behalf and on behalf of its Releasing Persons, to completely, fully, finally, and forever compromise, settle, release, discharge, extinguish, and dismiss any and all Settled Claims, known or unknown, suspected or unsuspected, contingent or absolute, accrued or unaccrued, apparent or unapparent, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. Each of the Parties, on its own behalf and on behalf of its Releasing Persons, acknowledges that “Unknown Claims” are expressly included in the definition of “Settled Claims,” and that such inclusion was expressly bargained for and was a key element of this Amendment and the releases set forth in this Section 20 and was relied upon by each and all of the Released Persons in entering into this Amendment. “Unknown Claims” means any claim that a Party or any of its Releasing Persons does not know or suspect exists in his, her or its favor at the time of the release of the Settled Claims as against the Released Persons, including without limitation those which, if known, might have affected the decision to enter into this Amendment.

(c)       The releases set forth in this Section 20 are intended to extinguish all Settled Claims and, consistent with such intention, the Releasing Persons shall waive and relinquish, to the fullest extent permitted by Law, the provisions, rights, and benefits of any state, federal or foreign law or principle of common law, that may have the effect of limiting the releases set forth in Sections 20(a) and 20(b).

21.       The Parties acknowledge and agree that, in the event of and following the consummation of the Merger, no assets or equity interests of Fuel Systems Solutions, Inc. or any of its subsidiaries shall be subject to any security interest granted pursuant to or securing obligations under the Investment Agreement.

22.       All other sections, paragraphs, provisions, and clauses in the Agreement not expressly modified above remain in full force and effect as originally written.

23.       Section 9.9 (Counterparts) of the Agreement is hereby incorporated herein in its entirety, mutatis mutandis.

24.       Section 9.10 (Governing Law) of the Agreement is hereby incorporated herein in its entirety, mutatis mutandis.

20.       This Amendment and the Agreement (including the exhibits, annexes and appendices thereto) constitutes, together with the Confidentiality Agreement, the Company Disclosure Letter and the Parent Disclosure Letter, the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersedes all prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

WESTPORT INNOVATIONS INC.

By:	(signed) “David Demers”
Name: David Demers
Title: Chief Executive Officer

WHITEHORSE MERGER SUB INC.

By:	(signed) “David Demers”
Name: David Demers
Title: Chief Executive Officer

FUEL SYSTEMS SOLUTIONS, INC.

By:	(signed) “Pietro Bersani”
Name: Pietro Bersani
Title: Chief Financial Officer

[Signature Page to Amendment to Agreement and Plan of Merger]

SCHEDULE 6.17

[Disclosure of certain corporate governance related information redacted due to prejudicial impact of such disclosure to Parent]

[Schedules to Amendment to Agreement and Plan of Merger]

SCHEDULE I

[Disclosure of qualification to conduct of business representation redacted due to prejudicial impact of such disclosure to Parent]

[Schedules to Amendment to Agreement and Plan of Merger]

SCHEDULE II

[Disclosure of organizational structure of Fuel Systems Automotive and Industrial Group Business Unit redacted due to prejudicial impact of such disclosure to Parent and Company]

[Schedules to Amendment to Agreement and Plan of Merger]

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